FERROVIAL SE (“FERROVIAL”) ANNOUNCES THE PRICING OF AN ISSUANCE OF BONDS Amsterdam, 11 March 2026 Ferrovial (Ticker: “FER”) has successfully completed the pricing of an issuance of bonds amounting to 500 million euro, with maturity date on 18 September 2032. The bonds will bear interest at a rate of 3.625% per annum payable annually. The issue price is 99.788% of the nominal value of the securities. The closing and payment of the issuance is expected to take place on or about 18 March 2026, once the customary conditions precedent for this type of issuances have been met. It is expected to raise net proceeds of approximately 496.94 million euro, which are expected to be used for general corporate purposes. Application has been made to the Irish Stock Exchange plc trading as Euronext Dublin (“Euronext Dublin”) for the bonds to be admitted to the official list (the “Official List”) and trading on Euronext Dublin. 1

IMPORTANT INFORMATION The information contained in this document does not constitute nor does it form part of an offer of sale, or a request for an offer of purchase, for securities in the United States of America, Canada, Australia or Japan. The securities mentioned herein have not been, nor will be, registered in accordance with the U.S. Securities Act of 1933 and its amendments (the Securities Act), and may not be offered or sold in the United States of America without prior registration in the United States of America or an exemption from registration, in accordance with the Securities Act. The securities described herein will not be the object of a public offering in the United States of America. No money, securities or any other compensation of any type is being solicited by virtue of this document and, in the event that any of these were spent in response to the information contained herein, it would not be accepted. FORWARD- LOOKING STATEMENTS This press release contains forward-looking statements; any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding admission to trading on Euronext Dublin, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to general economic and political conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; and the other important factors discussed under the caption “Risk Factors” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on 25 February 2026 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. 2